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SEC FILE NUMBER
8-42293

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Alamo Capital

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
AUG 29 2023
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box n

201 N Civic Dr., Ste 180
(No. and Street)

Walnut Creek	CA	94596
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nancy Mullally	(925) 427-5700	nmullally@alamocapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

27 Ygnacio Valley Rd, Ste 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

02/18/09	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, NANCY MULLALLY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ALAMO CAPITAL, as of 6/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ISABELLA FAITH BERGANCIANO
Notary Public - California
Alameda County
Commission # 2425802
My Comm. Expires Nov 8, 2026

Signature: [signature]

Title: CHIEF EXECUTIVE OFFICER

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TO THE COMMISSIONER THE DEPARTMENT OF BUSINESS OVERSIGHT
OF THE STATE OF CALIFORNIA
AND THE FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA)
VERIFICATION FORM PURSUANT TO RULES 260.241.2(b) AND 350.535(b)

(Executed within the State of California)

I, Nancy A. Mullally, certify under penalty of perjury, that I have read the foregoing and annexed financial report and supporting schedule and know the contents thereof, that the same are true and correct to my best knowledge and belief; and that neither the license (broker or dealer) nor any partner, officer, or director thereof have any proprietary interest in any account classified solely as that of a customer.

Executed this 22 day of Aug 2023 at Walnut Creek, California

Nancy A. Mullally

Nancy A. Mullally
Chief Executive Officer/Chief Financial Officer
Alamo Capital

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Alamo Capital

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Alamo Capital as of June 30, 2023, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alamo Capital as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Alamo Capital's management. Our responsibility is to express an opinion on Alamo Capital's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alamo Capital in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Pursuant to Rule 15c3-1, and the Computation For Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Alamo Capital's financial statements. The supplemental information is the responsibility of Alamo Capital's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Alamo Capital's auditor since 2002.
Walnut Creek, California
August 24, 2023

ALAMO CAPITAL
Statement of Financial Condition
June 30, 2023

ASSETS:	
Cash	$ 45,231
Accounts receivable:	
Cash held by clearing broker-dealer	2,550,000
Accounts receivable	10,929
Receivables from clearing broker-dealer	215,479
Total accounts receivable	2,776,408
Securities owned at fair value	15,433,472
Prepaid expenses and deposits	34,144
Operating lease asset	242,577
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $179,244	47,631
TOTAL ASSETS	$ 18,579,462
LIABILITIES AND SHAREHOLDERS' EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	$ 373,418
Current operating lease obligation	182,215
Deferred tax liability	49,512
Non-current operating lease obligation	60,363
Payable to clearing broker-dealer - firm trading	15,450,035
Total liabilities	16,115,543
STOCKHOLDERS EQUITY:	
Common stock of no par value, authorized 1,000,000 shares, issued and outstanding 558,933	67,061
Preferred stock, various series, cumulative non-voting	265,000
Additional paid-in capital	9,939
Retained earnings	2,121,919
Total shareholders' equity	2,463,919
Total liabilities and shareholders' equity	$ 18,579,462

See Independent Auditor's Report and notes to these financial statements

ALAMO CAPITAL
Statement of Income
Year Ended June 30, 2023

OPERATING REVENUES:	
Fixed income securities revenue	$ 4,911,838
Underwriting income	218,937
Trading profits	404,318
Commission, concessions and fees	1,216,146
Interest	555,346
Other	162,143
Total operating revenues	7,468,728
OPERATING EXPENSES:	
Human resources and related	1,712,365
Commissions	3,118,320
Professional fees	72,616
Clearing fees	253,206
Advertising and promotional	171,278
Occupancy, equipment and office	305,397
Technology and communications	920,915
Interest	447,164
Regulatory fees	93,124
Other	32,369
Total operating expenses	7,126,754
OPERATING PROFIT BEFORE TAXES	341,974
Income taxes	(42,913)
NET INCOME	$ 299,061

See Independent Auditor's Report and notes to these financial statements

ALAMO CAPITAL.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2023

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	# Shares	Amount	# Shares	Amount			
BALANCE AT JUNE 30, 2022	558,933	$ 67,061	365	$ 365,000	$ 9,939	$ 1,854,941	$ 2,296,941
Net income (loss) for the year	-	-	-	-	-	299,061	299,061
Redemption of preferred stock	-	-	(100)	(100,000)	-	-	(100,000)
Additional Paid-in capital	-	-	-	-	-	-	-
Dividends on cumulative non-voting preferred stock	-	-	-	-	-	(32,083)	(32,083)
BALANCE AT JUNE 30, 2023	558,933	$ 67,061	265	$ 265,000	$ 9,939	$2,121,919	$ 2,463,919

See Independent Auditor's Report and notes to these financial statements

ALAMO CAPITAL
Statement of Cash Flows
Year Ended June 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	299,061
Depreciation		23,705
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in accounts reviecable		(372,453)
Decrease in securities owned and accrued interest		16,804
Increase in prepaid expenses and deposits		(2,873)
Decrease in deferred tax assets/liability		54,141
Decrease in accounts payable		(66,188)
NET CASH USED IN OPERATING ACTIVITIES		(47,803)
NET CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase fixed assets		(24,448)
NET CASH USED IN INVESTING ACTIVITIES		(24,448)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Redemption of preferred stock		(100,000)
Dividends paid		(32,084)
NET CASH USED IN FINANCING ACTIVITIES		(132,084)
NET DECREASE IN CASH		(204,335)
CASH AT THE BEGINNING OF YEAR		249,566
CASH AT END OF YEAR	$	45,231

SUPPLIMENTAL INFORMATION

1. GENERAL AND SIGNIFICANT ACCOUNTING POLICIES

The Company
Alamo Capital (the "Company"), a C Corporation, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company transacts trades in stocks and bonds through brokers on a "fully-disclosed" basis and receives commissions therefrom. In addition, commissions are earned on sales of mutual funds and other financial products. The Company also trades in bonds realizing gains or losses on the difference between the cost and the market appreciation and/or ultimate sales price of the bonds.

Securities Owned and Income Recognition
Proprietary security transactions and related trading profit and loss are recorded on a trade-date basis. Commission income and related expenses arising from customers' securities transactions are reported on a trade date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* (See Note 3).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are held in the custody of the clearing broker-dealer. Should the contra-party to a proprietary transaction in securities fail to complete its contractual obligation, the Company may be at market risk to purchase or sell identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. Remarking fees receivable and other receivables are generally collected in full within 90 days of their accrual. As such, management has not recorded an allowance for doubtful accounts on all receivables.

Fixed Assets and Depreciation
Fixed assets with a cost basis in excess of $5,000 are capitalized and stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives. Normal repairs and maintenance are expensed as incurred.

Depreciation is computed on the straight-line method over estimated useful lives as follows:

Computer hardware and software	5 years
Furniture and equipment	7 years
Leasehold improvements	Life of lease (5 years)

Advertising
Advertising costs are expensed as incurred. Total advertising expense for the year ended June 30, 2023 was $8,569.

Income Taxes
The Company provides taxes on those due currently and those deferred to future periods as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company believes that it does not have unrecognized tax benefits in accordance with FASB ASC 740, "Income Taxes". Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax position will be sustained upon examination based on the facts, circumstances and information available at the end of each year. The measurement of unrecognized tax benefit is adjusted when new information is available, or when an event occurs that requires a change. With few exceptions the Company is no longer subject to examination by tax authorities for years before 2019.

Revenue Recognition
Alamo Capital recognizes revenue in accordance with accounting pronouncement, ASC 606 (Revenue Recognition). The pronouncement provides a comprehensive industry neutral revenue recognition model to increase financial statement comparability across companies and industry.

Fixed income securities revenue consists of commissions earned on customer bond trades on trade date. Underwriting income is earned on trade date. Trading profits consist of earnings or losses on proprietary investments bought and sold by the Company. Commissions, concessions, and fees consists of mutual funds, insurance, stock trades, and other fee income that are earned on trade date. Proprietary trading recognizes the amount of gains and losses on proprietary trading of bonds each month. Interest revenue is from interest earned on cash and inventory assets held by the Company at the end of every month.

Concentrations of Risk
Substantially all of the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies
Accordingly to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2023, the Company had not been notified by the clearing broker-dealer, nor was management aware, of any potential losses.

Alamo Capital can participate in negotiated underwritings in several capacities such as; best efforts/selling group, distribution agent, co-manager or senior manager. If there is a balance after the purchase agreement is signed the appropriate haircut would be applied to the firm's liability, if any. There is always an option to withdraw from the account prior to the signing of the purchase agreement. Alamo Capital can participate in competitive underwritings as a Syndicate Member, Co-Manager or Manager using either Eastern or Western agreement. All presale orders are not counted in the firm liabilities but the profit from such can be used to offset the haircut on the balance of the account, divided by the percentage of liabilities and the appropriate haircut would be applied.

Subsequent Events
Management has evaluated subsequent events through, the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued, and has noted no material events to be disclosed.

2. INCOME TAXES

The following is a summary of income taxes for the year ended June 30, 2023:

		Federal		State
Fiscal year 2023 net income	$	353,202	$	353,202
Tax exempt interest on municipal bonds		(112,500)		(112,500)
Depreciation per tax return		(2,317)		(2,317)
Depreciation per books		23,705		23,705
Taxable Income (Loss)		262,090		262,090
Prior Net Operating Loss Carryforward		(101,720)		(82,949)
		160,370		179,141
Tax rate		21.00%		8.84%
Deferred tax liability	$	33,677	$	15,836
Total deferred tax liability at June 30, 2023			$	49,513

3. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell and asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

  There were no transfers in or out of level 3 during the year.

The following table presents the Company's fair value hierarchy for those assets (and corresponding liabilities) measured at fair value on a recurring basis as of June 30, 2023:

Security Type	*Level 1*	*Level 2*	*Level 3*	*Total*
Government securities	$ -	$ 6,995,282	$ -	$ 6,995,282
Municipal bonds	-	8,438,190	-	8,438,190
Non-convertible debt securities	-	-	-	-
Other debt securities	-	-	-	-
TOTALS	$ -	$ 15,433,472	$ -	$ 15,433,472

4. EXEMPTION FROM RULE 15C3-3

The Company clears its proprietary and customer transactions through one broker-dealer on a fully-disclosed basis. As such, the Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The Company is filing an exemption from 17 C.R.F. 240.15c-3-3 under the following provisions of 17 C.F.R. 240.15c-3-3(k)(2)(ii).

The Company met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year ended June 30, 2023, without exception.

5. PAYABLE TO CLEARING BROKER

The amount payable to the clearing broker relates to the financing of trading securities owned by the Company and is collateralized by those securities. Amounts are due to the Clearing Broker upon the sale of inventory securities. Margin positions are processed daily. Interest is charged on this payable at the prevailing margin rate, which was 8.0% at June 30, 2023.

6. NET CAPITAL REQUIREMENT

As a registered broker and dealer in securities, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 0.21 to 1 at June 30, 2023. Aggregate indebtedness and net capital change from day to day. However, the ratio is not to exceed 15 to 1. At June 30, 2023, the Company had net capital as defined of $2,033,826 which is $1,933,826 in excess of the minimum capital requirement.

7. LEASE COMMITMENTS

The Company has three office leases. Two leases are month-to-month contracts and one lease represents a long-term lease commitment.

In accordance with FASB ASC 842, the Company has recorded a lease asset to account for the right-of-use of the office space and a lease liability to account for the liability owed over the remaining life of the lease agreement. The balance of each was $242,577 at June 30, 2023.

The long term lease commitment for office space began on July 1, 2020 and expires on October 1, 2024. The remaining term on the lease is 28 months. The Company used the 2.5 percent discount rate to calculate the operating lease asset and liability.

The maturity of the operating lease liability for the following four fiscal years are as follows:

Year Ended June 30:	Office Space
2024	182,214
2025	60,363
Total	$ 242,577

8. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2023, the Company transacted business with a related company, Alamo Advertising Group, which is owned and operated by the Company's two key employees and shareholders. Those transactions are summarized as follows as of and for the year ended June 30, 2023:

Cash disbursements to Alamo Advertising Group	$ 8,569
Cash receipts from Alamo Advertising Group	-
Amounts receivable from (payable to) Alamo Advertising Group	-

In addition, the Company provides all bookkeeping and management services to Alamo Advertising Group. No overhead reimbursements were received due to the insignificant nature of the amounts provided.

9. RETIREMENT PLANS

The Company sponsors a 401K sharing plan to which employees may contribute. The Company may contribute to this plan on a discretionary basis on behalf of eligible employees, as defined in the plan agreement. The Company did not contribute to such plan during the year ended June 30, 2023 and, as such, incurred no related expense.

ALAMO CAPITAL INC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended June 30, 2023

SCHEDULE 1

Computation of Net Capital
Pursuant to Rule 15c3-1
June 30, 2023

Computation of Net Capital	
Stockholders' Equity	$ 2,463,919
Assets not allowed for net capital purposes	
Non-Allowable Assets:	
Fixed assets	47,631
Accounts receivable	10,929
Prepaid assets	34,144
Total Non-Allowable Assets	92,704
Less haircut on exempted securities:	
Various haircut rates	337,389
Total reductions in net allowable assets	430,093
Net Allowable Capital	$2,033,826
Computation of Net Capital Requirement	
Minimum net capital required (6 2/3% of $422,933 aggregate indebtedness or the minimum of $100,000)	
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	$ 100,000
Net capital in excess of requirement	$1,933,826
Computation of Aggregate Indebtedness	
Total Aggregate Indebtedness	$ 422,933
Ratio of Aggregate Indebtedness to Net Capital	0.21 to 1
Computation of Reconciliation of Net Capital	
Net Capital Computed on FOCUS IIA as of June 30, 2023	$ 2,033,826
No Material Differences Exist	
Net Capital per Audit	$ 2,033,826

ALAMO CAPITAL INC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended June 30, 2023

SCHEDULE II

Computation For Determination of Reserve Requirements and Information
Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Not Applicable – See Exemption Report

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Alamo Capital

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alamo Capital identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Alamo Capital claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) exemption provision and (2) Alamo Capital stated that Alamo Capital met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company or participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or two customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Alamo Capital's management is responsible for compliance with its reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alamo Capital's compliance with its reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 24, 2023

RE: Exemption Statement Rule 15c3-3 (k)(2)(ii) for FYE June 30,

Alamo Capital (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company or participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); did not carry accounts of or for customers: and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

By Alamo Capital

I, Nancy Mullally, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Nancy Mullally

Title: CEO/CFO

Date: Aug. 21, 2023

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
of Alamo Capital

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2023. Management of Alamo Capital (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 24 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 6/30/23

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ALAMO CAPITAL
201 N CIVIC DR #180
WALNUT CREEK, CA 94596

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN DURDEN (925)-447-7660

2. A.	General Assessment (item 2e from page 2)	$ 10,687.89
B.	Less payment made with SIPC-6 filed (**exclude interest**)	(5,466.87)
	______ Date Paid	
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	5,221.02
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 5,221.02

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $______

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alamo Capital
(Name of Corporation, Partnership or other organization)

Nancy Mullally
(Authorized Signature)

CEO
(Title)

Dated the 11 day of August, 20 23.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 07-01-2022
and ending 06-30-2023

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,468,728
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	90,259
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	253,206
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	343,465
2d. SIPC Net Operating Revenues	$ 7,125,263
2e. General Assessment @ .0015	$ 10,687.89

(to page 1, line 2.A.)